MORGAN STANLEY NASDAQ-100 INDEX FUND

1221 Avenue of the Americas

New York, NY 10020

March 27, 2007

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

Attention:      Larry Greene, Division of Investment Management
Mail Stop 0505

Re:       Morgan Stanley NASDAQ-100 Index Fund
(File Nos. 333-58822 and 811-10343)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley NASDAQ-100 Index Fund (the “Fund”) filed with the Securities and Exchange Commission on January 26, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 15 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about March 27, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.   This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.          Please confirm that the appropriate boxes are checked on the cover sheet to Form N-1A.

Response 2.   We confirm that the appropriate boxes are checked.

Comment 3.          Please indicate whether the Fund is current with its 40-17G filings.

Response 3.   The Fund is current with such filings.

COMMENTS TO THE PROSPECTUS

Comment 4.          Please add disclosure with respect to the frequency of rebalancing by the Fund in connection with its strategy of correlating its investment returns with those of the Nasdaq-100 Index.

Response 4.   The following disclosure has been added under the “Index Investing” section on page 2 of the prospectus:

“The Fund rebalances quarterly in conjunction with the Nasdaq-100. Because the Fund seeks to provide investment results that, before expenses, correspond to the total return of the Nasdaq-100, the weightings of the equity securities held by the Fund approximate those of the Nasdaq-100 and will move in line with those of the Nasdaq-100. However, the Investment Adviser may use cash flows to rebalance interim weight changes that may be the result of secondary offerings or buybacks by a company in which the Fund invests.”

Comment 5.          Please clarify supplementally whether the Investment Adviser or any affiliates are able to recoup any of the waived fees referred to in footnote 6 of the Fee Table.

Response 5.   Neither the Investment Adviser nor any affiliates are able to recoup any fees waived.

Comment 6.          In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 6.   We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 7.          In the section titled “Description of the Fund and its Investment and Risks – Loans of Portfolio Securities,” disclose whether the Fund uses an affiliated securities lending agent.

Response 7.   The Fund does not use an affiliated lending agent.

Comment 8.          With regard to the Fund’s non-fundamental investment restriction of investing in other investment companies, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year, as may be required under Form N-1A.

Response 8.   The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•     the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•     the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•     the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810.  Thank you.

Sincerely,

/s/ Eric C. Griffith

Eric C. Griffith